SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: July 31, 2017

List of materials

Documents attached hereto:

i) Press release Announcement Sony Pictures Television Networks to Acquire Substantial Majority Stake in Funimation

July 31, 2017
Sony Corporation

Sony Pictures Television Networks to Acquire Substantial Majority Stake in Funimation

Culver City, California, July 31, 2017 – Sony Pictures Television Networks ("SPTN"), a division of Sony Pictures Television Inc., an indirect wholly-owned subsidiary of Sony Corporation ("Sony"), today announced that an SPTN affiliate has entered into a definitive agreement to acquire 95% of the equity interests in a Japanese anime distributor, Funimation Productions, Ltd. for approximately 143 million U.S. dollars. This transaction is subject to regulatory approvals and certain other closing conditions. For further details, please refer to the attached press release.

This transaction is not anticipated to have a material impact on Sony's forecast for its consolidated financial results for the fiscal year ending March 31, 2018.

Sony Pictures Television Networks to Acquire Substantial Majority Stake in Funimation
Culver City, Calif., July 31, 2017 – Sony Pictures Television Networks  has reached an agreement to acquire a substantial majority stake in Japanese anime distributor Funimation Productions, Ltd., ("Funimation"), subject to regulatory approvals and certain other closing conditions, valuing the company at approximately $150 million. Gen Fukunaga, CEO of Funimation, will retain a minority stake in the business and remain CEO.
With a catalog that includes popular titles such as "Dragon Ball Z", "Cowboy Bebop", "One Piece", "My Hero Academia" and "Attack on Titan", Funimation licenses and distributes Japanese anime content in the U.S., and operates the subscription streaming service FunimationNOW, available via the PlayStation Store, iTunes Store, Google Play, Amazon Apps, Xbox Store and mobile devices. Additionally, the company sells merchandise and DVDs through its website, Funimation.com.
"Around the world, Sony's networks have been major players in the anime space for nearly two decades, and in more recent years we have rapidly increased our networks' over-the-top and digital offerings to consumers. With the acquisition of Funimation, the combined IP of ANIMAX, KIDS STATION and Funimation allows us to deliver the best anime to fans across all screens and platforms," said Andy Kaplan, President, Worldwide Networks, Sony Pictures Television.
Funimation CEO Gen Fukunaga added, "With Funimation's long-established leadership position in anime and Sony's direct access to the creative pipeline in Japan, it will be a great partnership to take Funimation to the next level."
Outgoing Chairman of Funimation, John A Kuelbs, and lead investor, Doug Deason, said, "Funimation experienced tremendous growth and success since 2011. We believe Sony, Gen and his team are uniquely positioned to lead Funimation and its fans into an exciting and entertaining future."
Sony Pictures Television Networks' ANIMAX network is a multi-platform provider of Japanese anime content currently operating in 23 countries, including Japan.
Sony Pictures Television Networks operates established linear channel brands including AXN, Sony Channel, and ANIMAX, and digital brands including CRACKLE around the world, AXN Now in Europe and Asia, and Sony LIV in India.
J.P. Morgan Securities LLC acted as exclusive financial advisor to Funimation along with Kelly Hart & Hallman LLP acting as exclusive legal advisor. Gibson Dunn & Crutcher LLP acted as legal advisor to Sony Pictures Television Networks.

About Sony Pictures Television Networks
Sony Pictures Television Networks operates branded entertainment channels reaching nearly two billion subscribers around the world. Based in Culver City, Amsterdam, Budapest, London, Madrid, Miami, Milan, Moscow, Mumbai, Munich, Singapore and Tokyo, Sony's linear and digital networks offer high quality film and television content from Sony Pictures and third-parties, as well as original content commissioned globally and locally. Sony Pictures Television Networks is a division of Sony Pictures Television Inc., a Sony Pictures Entertainment company.
About Funimation
Funimation is the #1 English-language anime content provider in North America, which licenses, adapts and distributes anime content from Japanese rights holders internationally. Its catalog includes over 10,000 hours of content with rights to over 450 brands and provides dubbed and subbed anime across multiple channels. FunimationNOW, the Company's streaming platform, is the leading North American English-language OTT anime platform.
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